The liens and security interests securing the indebtedness and other obligations incurred or arising under or evidenced by this instrument and the rights and obligations evidenced hereby with respect to such liens and security interests are subject to the provisions of that certain Intercreditor Agreement (as the same may be amended or otherwise modified from time to time pursuant to the terms thereof, referred to in this paragraph as the "<u>Intercreditor Agreement</u>"), dated as of August 31, 2021 between, BMO HARRIS BANK N.A., in its capacity as the ABL Agent (including its successors and assigns from time to time), and SPP CREDIT ADVISORS LLC, in its capacity as the Term Loan Agent (including its successors and assigns from time to time), and certain other persons which may be or become parties thereto or become bound thereto from time to time. In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement, the terms of the Intercreditor Agreement shall govern and control, and each party to hereto hereby acknowledges that it is bound by the provisions of the Intercreditor Agreement.

PLEDGE AND SECURITY AGREEMENT

dated as of August 31, 2021

among

IDC TECHNOLOGIES, INC.,

LYNEER INVESTMENTS, LLC,

LYNEER HOLDINGS, INC.,

and

LYNEER STAFFING SOLUTIONS, LLC,

as Grantors,

and

SPP CREDIT ADVISORS LLC,
as the Agent

TABLE OF CONTENTS

Page

PLEDGE AND SECURITY AGREEMENT

This **PLEDGE AND SECURITY AGREEMENT**, dated as of August 31, 2021, is made by each of the Grantors referred to below, in favor of SPP CREDIT ADVISORS LLC ("**SPP**"), in its capacity as agent for the Secured Parties (as defined in the Loan Agreement referred to below) (in such capacity, together with its successors and assigns in such capacity, if any, the "**Agent**").

RECITALS:

WHEREAS, IDC Technologies, Inc., a California corporation (the "**Company**"), each entity listed as a "Borrower" on the signature pages thereto (together with the Company and each other Person that executes a joinder agreement and becomes a "Borrower" thereunder, each a "Borrower" and collectively, the "**Borrowers**"), each entity listed as a "Guarantor" on the signature pages thereto (together with each other Person that executes a joinder agreement and becomes a "Guarantor" thereunder or otherwise guaranties all or any part of the Obligations (as defined therein), each a "**Guarantor**" and collectively the "**Guarantors**," and together with the Borrowers and each other Person that executes a supplement hereto and becomes an "**Additional Grantor**" hereunder, each a "**Grantor**" and collectively, the "**Grantors**"), the lenders from time to time party thereto (each a "**Lender**" and collectively, the "**Lenders**") and the Agent are parties to that certain Loan Agreement, dated as of the date hereof (such agreement, as amended, restated, supplemented, modified or otherwise changed from time to time, including any replacement agreement therefor, being hereinafter referred to as the "**Loan Agreement**");

WHEREAS, pursuant to the Loan Agreement, the Lenders have agreed to make certain loans to the Borrowers (each a "**Loan**" and collectively, the "**Loans**");

WHEREAS, it is a condition precedent to the Lenders making the Loans to the Borrowers that each Grantor shall have granted to the Agent, for the benefit of the Secured Parties, a pledge of and security interest in (a) the outstanding Equity Interests (as defined in the Loan Agreement) and indebtedness from time to time owned by such Grantor, and (b) all other personal property and fixtures of such Grantor;

WHEREAS, the Grantors are mutually dependent on each other in the conduct of their respective businesses as an integrated operation, with credit needed from time to time by each Grantor often being provided through financing obtained by the other Grantors and the ability to obtain such financing being dependent on the successful operations of all of the Grantors as a whole; and

WHEREAS, each Grantor has determined that the execution, delivery and performance of this Agreement directly benefit, and are in the best interest of, such Grantor;

NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Agent, the Letter of Credit Issuer and the Lenders to make and maintain the Loans and to issue or participate in Letters of Credit and Swing Line Loans and to provide other financial accommodations to the Borrowers pursuant to the Loan Agreement, the Grantors hereby jointly and severally agree with the Agent, for the benefit of the Secured Parties, as follows:

Section 1   Definitions.

(a)   All capitalized terms used in this Agreement and the recitals hereto which are defined in the Loan Agreement or in Article 8 or 9 of the Uniform Commercial Code as in effect from time to time in the State of New York (the "**UCC**") and which are not otherwise defined herein shall have the same meanings herein as set forth therein; provided that terms used herein which are defined in the UCC on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of such statute except as the Agent may otherwise determine.

(b)   The following terms shall have the respective meanings provided for in the UCC: "Accounts," "Account Debtor," "Cash Proceeds," "Certificate of Title," "Chattel Paper," "Commercial Tort Claim," "Commodity Account," "Commodity Contracts," "Deposit Account," "Documents," "Electronic Chattel Paper," "Equipment," "Fixtures," "General Intangibles," "Goods," "Instruments," "Inventory," "Investment Property," "Letter-of-Credit Rights," "Noncash Proceeds," "Payment Intangibles," "Proceeds," "Promissory Notes," "Record," "Security Account," "Software," "Supporting Obligations" and "Tangible Chattel Paper."

(c)   Reference is hereby made to Section 1.02 of the Loan Agreement, the terms of which are hereby incorporated by reference herein as if fully set forth herein.

(d)   As used in this Agreement, the following terms shall have the respective meanings indicated below:

"**Additional Collateral**" has the meaning specified therefor in Section 4(a)(i) hereof.

"**Certificated Entities**" has the meaning specified therefor in Section 5(q) hereof.

"**Copyrights**" means any and all rights in any published and unpublished works of authorship, including (i) copyrights and moral rights, (ii) copyright registrations and recordings thereof and all applications in connection therewith including those listed on Schedule II hereto, (iii) all renewals, extensions, restorations and reversions thereof, (iv) income, license fees, royalties, damages, and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (v) the right to sue for past, present, and future infringements thereof, and (vi) all of each Grantor's rights corresponding thereto throughout the world.

"**Excluded Assets**" (a) all assets or Property, other than Inventory or Accounts, of the Grantors that would otherwise be included as Collateral but for the express terms of (i) any permit, lease, license, contract or other agreement or instrument constituting or applicable to such asset or (ii) applicable Law (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law or principles of equity) that, in each case, prohibits the grant to the Agent of a security interest in and to such asset or Property or under which the grant to the Agent of a security interest in and to such asset or Property may impair the validity or enforceability of such asset or Property (including any

United States intent-to-use trademark applications); provided, however, that such assets or Property shall constitute "Excluded Assets" only to the extent and for so long as such permit, lease, license, contract or other agreement or applicable law validly prohibits the creation of a Lien on such property in favor of the Agent (as opposed to restricting any exercise of remedies hereunder or requiring the consent of any Person (other than a Grantor) or Governmental Authority for any exercise of remedies hereunder (which exercise of remedies shall be subject to Section 11.6, but such provision shall not limit the creation, attachment or perfection of the Lien in favor of the Agent hereunder)) and, upon the termination of such prohibition (by written consent or in any other manner), such property shall cease to constitute "Excluded Assets"; (b) to the extent a pledge would result in an adverse tax consequence to the Grantor and, in any event, to the extent that a pledge would constitute an investment of earnings in United States property under Section 956 (or a successor provision) of the Code, and would trigger a material increase in the gross income of a United States shareholder of such Subsidiary pursuant to Section 951 (or a successor provision) of the Code, voting Equity Interests of any first-tier Foreign Subsidiary (other than any Foreign Subsidiary that is required to become a Guarantor pursuant to Section 7.14(b) of the Loan Agreement) in excess of 65% of the aggregate voting Equity Interests of such first-tier Foreign Subsidiary, (c) to the extent that applicable law requires that a Subsidiary of any Grantor issue nominee or directors' qualifying shares, such nominee or qualifying shares, and (d) other assets to the extent Agent determines in its sole reasonable judgment that the cost of obtaining such pledge or security interest is excess in relation to the benefit thereof; provided, however, that Excluded Assets shall not include any Proceeds of property described in clauses (a) through (d) above (unless such Proceeds are also described in such clauses).

"**Existing Issuer**" has the meaning specified therefor in the definition of the term "Pledged Shares."

"**Goodwill**" means the goodwill connected with a Person's business including, without limitation, (i) all goodwill connected with the use of and symbolized by any of the other Intellectual Property in which such Person has any interest and (ii) all know-how, trade secrets, customer and supplier lists, technology, proprietary information, inventions (whether or not patentable), methods, procedures, formulae, descriptions, compositions, technical data, drawings, specifications, name plates, catalogs, confidential information and the right to limit the use or disclosure thereof by any Person, pricing and cost information, business and marketing plans and proposals, consulting agreements, engineering contracts and such other assets which relate to such goodwill,

"**Intellectual Property**" means any and all Patents, Copyrights, Trademarks and Goodwill.

"**Licenses**" means, with respect to any Person (the "**Specified Party**"), (i) any licenses, distribution agreements or other similar rights provided to the Specified Party in or with respect to Intellectual Property owned or controlled by any other Person, and (ii) any licenses or other similar rights provided to any other Person in or with respect to Intellectual Property owned or controlled by the Specified Party, in each case, including (A) any software license agreements (other than license agreements for commercially available off-the-shelf software that is generally available to the public which have been licensed to a Grantor pursuant to end-user licenses), (B) the license agreements listed on Schedule III hereto, and (C) the right to use any of the

licenses or other similar rights described in this definition in connection with the enforcement of the Agent's and the Lenders' rights under the Loan Documents.

"**Patents**" means patents and patent applications (whether established or registered or recorded in the United States or any other country or any political subdivision thereof), including the patents and patent applications listed on Schedule IV hereto, together with any and all (i) rights and privileges arising under applicable Law with respect to use of any patents, (ii) inventions and improvements described and claimed therein, (ii) continuations, divisionals, continuations-in-part, re-examinations, reissues, and renewals thereof and improvements thereon, (iii) income, fees, royalties, damages, claims and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (iv) the right to sue for past, present, and future infringements thereof, and (v) rights corresponding thereto throughout the world.

"**Pledged Debt**" means the indebtedness described in Schedule X hereto and all indebtedness from time to time owned or acquired by a Grantor, the promissory notes and other Instruments evidencing any or all of such indebtedness, and all interest, cash, Instruments, Investment Property, financial assets, securities, Equity Interests, other equity interests, stock options and commodity contracts, notes, debentures, bonds, promissory notes or other evidences of indebtedness and all other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such indebtedness.

"**Pledged Interests**" means, collectively, (a) the Pledged Debt, (b) the Pledged Shares and (c) all security entitlements in any and all of the foregoing.

"**Pledged Issuer**" has the meaning specified therefor in the definition of the term "Pledged Shares."

"**Pledged Shares**" means (a) the shares of Equity Interests described in Schedule XI hereto, whether or not evidenced or represented by any stock certificate, certificated security or other Instrument, issued by the Persons described in such Schedule XI (the "**Existing Issuers**"), (b) the shares of Equity Interests at any time and from time to time acquired by a Grantor of any and all Persons now or hereafter existing (such Persons, together with the Existing Issuers, being hereinafter referred to collectively as the "**Pledged Issuers**" and each individually as a "**Pledged Issuer**"), whether or not evidenced or represented by any stock certificate, certificated security or other Instrument, and (c) the certificates representing such shares of Equity Interests, all options and other rights, contractual or otherwise, in respect thereof and all dividends, distributions, cash, Instruments, Investment Property, financial assets, securities, Equity Interests, other equity interests, stock options and commodity contracts, notes, debentures, bonds, promissory notes or other evidences of indebtedness and all other property (including, without limitation, any stock dividend and any distribution in connection with a stock split) from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of such Equity Interests.

"**Rolling Stock**" means all trucks, trailers and tractors, wherever located, owned by, and used in the ordinary course of business of, the Grantors, but excluding any such property which is being held for resale or is leased to the Grantors.

"**Secured Obligations**" has the meaning assigned to such term in Section 3 hereof.

"**Securities Act**" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect from time to time.

"**Titled Collateral**" means all Collateral for which the title to such Collateral is governed by a Certificate of Title or certificate of ownership, including, without limitation, all motor vehicles (including, without limitation, all trucks, trailers, tractors, service vehicles, automobiles and other mobile equipment) for which the title to such motor vehicles is governed by a Certificate of Title or certificate of ownership.

"**Trademarks**" means any and all trademarks, trade names, registered trademarks, trademark applications, service marks, sound marks, registered service marks, brand names, certification marks, collective marks, uniform resource locations (URL's), domain names, logos, symbols, trade dress, assumed names, fictitious names and service mark applications, and all registrations and applications for the foregoing (whether statutory or common law and whether established or registered in the United States or any other country or any political subdivision thereof) including the registrations and applications listed on Schedule V hereto, together with (i) all extensions, modifications and renewals thereof, (ii) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof, (iii) the right to sue for past, present and future infringements and dilutions thereof, iv) the goodwill of each Grantor's business symbolized by the foregoing or connected therewith, and (v) all of each Grantor's rights corresponding thereto throughout the world.

Section 2   Grant of Security Interest. As collateral security for the payment, performance and observance of all of the Secured Obligations, each Grantor hereby pledges and assigns to the Agent (and its agents and designees), and grants to the Agent (and its agents and designees), for the benefit of the Secured Parties, a continuing security interest in, the following property and Fixtures of such Grantor, wherever located and whether now or hereafter existing and whether now owned or hereafter acquired, of every kind and description, tangible or intangible (all being collectively referred to herein as the "**Collateral**"):

(a)   all Accounts;

(b)   all Goods, including, without limitation, all Equipment (including Rolling Stock), Fixtures and Inventory;

(c)   all Chattel Paper (whether tangible or electronic);

(d)   the Commercial Tort Claims specified on Schedule IX;

(e) all Deposit Accounts, all cash, and all other property from time to time deposited therein or otherwise credited thereto and the monies and property in the possession or under the control of the Agent or any Lender or any affiliate, representative, agent or correspondent of the Agent or any Lender;

(f) all Documents;

(g) all General Intangibles (including, without limitation, all Payment Intangibles, Intellectual Property and Licenses);

(h) all Instruments (including, without limitation, Promissory Notes);

(i) all Investment Property;

(j) all Letter-of-Credit Rights;

(k) all Pledged Interests;

(l) all Supporting Obligations;

(m) all other tangible and intangible personal property of such Grantor (whether or not subject to the UCC), including, without limitation, all bank and other accounts and all cash and all investments therein, all proceeds, products, offspring, accessions, rents, profits, income, benefits, substitutions and replacements of and to any of the property of such Grantor described in the preceding clauses of this Section 2 hereof (including, without limitation, any proceeds of insurance thereon and all causes of action, claims and warranties now or hereafter held by such Grantor in respect of any of the items listed above), and all books, correspondence, files and other Records, including, without limitation, all tapes, disks, cards, Software, data and computer programs in the possession or under the control of such Grantor or any other Person from time to time acting for such Grantor that at any time evidence or contain information relating to any of the property described in the preceding clauses of this Section 2 hereof or are otherwise necessary or helpful in the collection or realization thereof; and

(n) all Proceeds, including all Cash Proceeds and Noncash Proceeds, and products of any and all of the foregoing Collateral;

in each case howsoever such Grantor's interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).

Notwithstanding anything herein to the contrary, the term "Collateral" shall not include, and no Grantor is pledging, nor granting a security interest hereunder in, any Excluded Assets.

Section 3   Security for Secured Obligations. The security interest created hereby in the Collateral constitutes continuing collateral security for all of the following obligations, whether now existing or hereafter incurred (the "**Secured Obligations**"):

(a) the prompt payment by each Grantor, as and when due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), of all

amounts from time to time owing by it in respect of (i) the Obligations, and (ii) in the case of a Guarantor, all amounts from time to time owing by such Grantor in respect of its guaranty made pursuant to Article XII of the Loan Agreement or under any other Guaranty to which it is a party, with respect to such Loan Obligations; and

(b)   the due performance and observance by each Grantor of all of its other obligations from time to time existing in respect of the Loan Documents.

Section 4   Delivery of the Pledged Interests.

(a)   (i)   The Grantors shall deliver to the Agent all promissory notes currently evidencing the Pledged Debt and all certificates currently representing the Pledged Shares on or prior to the execution and delivery of this Agreement. The Grantors shall deliver to the Agent all other promissory notes, certificates and Instruments constituting Pledged Interests from time to time required to be pledged to the Agent pursuant to the terms of this Agreement or the Loan Agreement (the "**Additional Collateral**") promptly upon, but in any event within ten (10) days of, receipt thereof by or on behalf of any of the Grantors. All such promissory notes, certificates and Instruments shall be held by or on behalf of the Agent pursuant hereto and the Grantors shall deliver all such promissory notes, certificates and Instruments to the Agent in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment or undated stock powers executed in blank, all in form and substance reasonably satisfactory to the Agent. If any Pledged Interests consist of uncertificated securities, unless the immediately following sentence is applicable thereto, such Grantor shall cause each issuer of such securities to agree that it will comply with instructions originated by the Agent with respect to such securities without further consent by such Grantor. If any Pledged Interests consist of security entitlements, such Grantor shall transfer such security entitlements to the Agent (or its custodian, nominee or other designee), or cause the applicable securities intermediary to agree that it will comply with entitlement orders by the Agent without further consent by such Grantor.

(ii)   Within ten (10) days of the receipt by a Grantor of any Additional Collateral, such Grantor shall deliver to the Agent a Pledge Amendment, duly executed by such Grantor, in substantially the form of Exhibit A hereto (a "**Pledge Amendment**"), in respect of the Additional Collateral that must be pledged pursuant to this Agreement and the Loan Agreement. The Pledge Amendment shall from and after delivery thereof constitute part of Schedules X and XI hereto. Each Grantor hereby authorizes the Agent to attach each Pledge Amendment to this Agreement and agrees that all promissory notes, certificates or Instruments listed on any Pledge Amendment delivered to the Agent shall for all purposes hereunder constitute Pledged Interests and such Grantor shall be deemed upon delivery thereof to have made the representations and warranties set forth in Section 5 hereof with respect to such Additional Collateral.

(b)   If any Grantor shall receive, by virtue of such Grantor's being or having been an owner of any Pledged Interests, any (i) stock certificate (including, without limitation, any certificate representing a stock dividend or distribution in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split, spin-off or split-off), promissory note or other Instrument, (ii) option or right, whether as an addition to, substitution for, or in exchange for, any Pledged Interests, or

otherwise, (iii) dividends payable in cash (except such dividends permitted to be retained by any such Grantor pursuant to Section 7 hereof) or in securities or other property or (iv) dividends, distributions, cash, Instruments, Investment Property and other property in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus, such Grantor shall receive such stock certificate, promissory note, Instrument, option, right, payment or distribution in trust for the benefit of the Agent, shall segregate it from such Grantor's other property and shall deliver it forthwith to the Agent within ten (10) days, in the exact form received, with any necessary endorsement and/or appropriate stock powers duly executed in blank, to be held by the Agent as Pledged Interests and as further collateral security for the Secured Obligations.

(c)   The Grantors agree that the pledge of the shares of Equity Interests of any Pledged Issuer who is a Foreign Subsidiary may be supplemented by one or more separate pledge agreements, deeds of pledge, share charges, or other similar agreements or instruments, executed and delivered by the relevant Grantors in favor of the Agent, which pledge agreements will provide for the pledge of such shares of Equity Interests in accordance with the laws of the applicable foreign jurisdiction. With respect to such shares of Equity Interests, the Agent may, at any time and from time to time, in its sole discretion, take actions in such foreign jurisdictions that will result in the perfection of the Lien created in such shares of Equity Interests.

Section 5   Representations and Warranties. Each Grantor jointly and severally represents and warrants as follows:

(a)   Schedule I hereto sets forth (i) the exact legal name of each Grantor, (ii) the state or jurisdiction of organization of each Grantor, (iii) the type of organization of each Grantor and (iv) the organizational identification number of each Grantor or a statement that no such organizational identification number exists.

(b)   There is no pending or, to the knowledge of any Grantor, threatened action, suit, proceeding or claim before any court or other Governmental Authority or any arbitrator, or any order, judgment or award by any court or other Governmental Authority or any arbitrator, that may adversely affect the grant by any Grantor, or the perfection, of the security interest purported to be created hereby in the Collateral, or the exercise by the Agent of any of its rights or remedies hereunder.

(c)   All Equipment, Fixtures, Inventory and other Goods now existing are, and all Equipment, Fixtures, Inventory and other Goods hereafter existing will be, located at the addresses specified therefor in Schedule VI hereto (as amended, supplemented or otherwise modified from time to time in accordance with Section 6(b)). Each Grantor's chief place of business and chief executive office, the place where such Grantor keeps its Records concerning Accounts and all originals of all Chattel Paper are located at the addresses specified therefor in Schedule VI hereto (as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof). None of the Accounts is evidenced by Promissory Notes or other Instruments. Set forth in Schedule VII hereto is a complete and accurate list, as of the date of this Agreement, of each Deposit Account, Securities Account and Commodities Account of each Grantor, together with the name and address of each institution at which each such Account is maintained, the account number for each such Account and a description of the purpose of

each such Account. Set forth in <u>Schedule V</u> hereto is (i) a complete and correct list of each trade name used by each Grantor and (ii) the name of, and each trade name used by, each Person from which such Grantor has acquired any substantial part of the Collateral within five years of the date hereof.

(d)   As of the Closing Date, (i) <u>Schedule II</u> provides a complete and correct list of all registered Copyrights owned by any Grantor, all applications for registration of Copyrights owned by any Grantor, and all other Copyrights owned by any Grantor and material to the conduct of the business of any Grantor; (ii) <u>Schedule III</u> provides a complete and correct list of all material Licenses entered into by any Grantor; (iii) <u>Schedule IV</u> provides a complete and correct list of all Patents owned by any Grantor and all applications for Patents owned by any Grantor; and (iv) <u>Schedule V</u> provides a complete and correct list of all registered Trademarks owned by any Grantor, all applications for registration of Trademarks owned by any Grantor, and all other Trademarks owned by any Grantor and material to the conduct of the business of any Grantor.

(e)   (i) (A) To the knowledge of each Grantor, such Grantor owns, or holds licenses in, or otherwise possesses legally enforceable rights in, all Intellectual Property that is reasonably necessary to the operation of its business as currently conducted, or (B) each Grantor is the sole and exclusive owner or valid licensee of Intellectual Property (free and clear of any Liens) used by it and, except for Intellectual Property licensed on a non-exclusive basis, has sole and exclusive rights to the use and distribution therefor or the material covered thereby in connection with the services or products in respect of which such Intellectual Property are currently being used, sold, licensed or distributed.

(ii)   Except for those claims which could not reasonably be expected to result in a Material Adverse Effect and which the applicable Grantor is diligently pursuing the remedy thereof, no claims with respect to the Intellectual Property rights of any Grantor are pending or, to the knowledge of any Grantor, threatened against any Grantor or, to the knowledge of any Grantor, any other Person, (i) alleging that the manufacture, sale, licensing or use of any Intellectual Property as now manufactured, sold, licensed or used by any Grantor or any third party infringes on any intellectual property rights of any third party, (ii) against the use by any Grantor or any third party of any technology, know-how or computer software used in any Grantor's business as currently conducted or (iii) challenging the ownership by any Grantor, or the validity or effectiveness, of any such Intellectual Property.

(f)   (i) To the knowledge of each Grantor, no Grantor has infringed on any intellectual property rights of any third party and (ii) to the knowledge of each Grantor, none of the Intellectual Property rights of any Grantor infringes on any intellectual property rights of any third party.

(g)   All registered Copyrights, registered Trademarks, and issued Patents that are owned by such Grantor and necessary in to the conduct of its business are valid, subsisting and enforceable and have at all times been in compliance with all laws, rules, regulations, and orders of any Governmental Authority applicable thereto, except for such instances of non-compliance which could not reasonably be expected to have a Material Adverse Effect.

(h)   Each Grantor has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all trade secrets owned by such Grantor that are necessary in the business of such Grantor.

(i)   To the knowledge of each Grantor, other than software which by the terms of its own license explicitly permits the licensee to distribute the software together with other commercial programs with no restrictions on such Grantor's ability to charge fees for such distribution and with no restriction on such Grantor's right to receive payments for transfer of its Intellectual Property, no open source or public library software, including any version of any software licensed pursuant to any GNU public license, is, in whole or in part, embodied or incorporated, in any manner, in any Grantor's software products that are licensed or distributed by any Grantor. To the knowledge of each Grantor, no open source or public library software licensed pursuant to any GNU public license which requires any Grantor to license such Grantor's software products to third parties, or any other license which requires any Grantor to license such Grantor's software products to third parties, is embodied or incorporated, in any manner, in any Grantor's source code.

(j)   The Existing Issuers set forth in Schedule XI identified as a Subsidiary of a Grantor are each such Grantor's only Subsidiaries existing on the date hereof. The Pledged Shares have been duly authorized and validly issued and are fully paid and nonassessable and the holders thereof are not entitled to any preemptive, first refusal or other similar rights. Except as noted in Schedule XI hereto, the Pledged Shares constitute 100% of the issued shares of Equity Interests of the Pledged Issuers as of the date hereof. All other shares of Equity Interests constituting Pledged Interests will be duly authorized and validly issued, fully paid and nonassessable.

(k)   The promissory notes currently evidencing the Pledged Debt have been, and all other promissory notes from time to time evidencing Pledged Debt, when executed and delivered, will have been, duly authorized, executed and delivered by the respective makers thereof, and all such promissory notes are or will be, as the case may be, legal, valid and binding obligations of such makers, enforceable against such makers in accordance with their respective terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws.

(l)   The Grantors are and will be at all times the sole and exclusive owners of, or otherwise have and will have adequate rights in, the Collateral free and clear of any Lien except for the Permitted Liens. No effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording or filing office except such as may have been filed to perfect or protect any Permitted Lien.

(m)   The exercise by the Agent of any of its rights and remedies hereunder will not contravene any law or any contractual restriction binding on or otherwise affecting any Grantor or any of its properties and will not result in, or require the creation of, any Lien upon or with respect to any of its properties (other than as set forth in this Agreement).

(n)   No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other Person, is required for (i) the due execution,

delivery and performance by any Grantor of this Agreement, (ii) the grant by any Grantor of the security interest purported to be created hereby in the Collateral or (iii) the exercise by the Agent of any of its rights and remedies hereunder, except, in the case of this clause (iii), as may be required in connection with any sale of any Pledged Interests by laws affecting the offering and sale of securities generally, or as required under the UCC. No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other Person, is required for the perfection of the security interest purported to be created hereby in the Collateral, except (A) for the filing under the Uniform Commercial Code as in effect in the applicable jurisdiction of the financing statements described in <u>Schedule VIII</u> hereto, all of which financing statements have been duly filed and are in full force and effect, (B) with respect to the perfection of the security interest created hereby in the United States Intellectual Property and Licenses, for the recording of the appropriate Grant of a Security Interest, substantially in the form of <u>Exhibit B</u> hereto in the United States Patent and Trademark Office or the United States Copyright Office, as applicable, (C) with respect to the perfection of the security interest created hereby in Titled Collateral, for the submission of an appropriate application requesting that the Lien of the Agent be noted on the Certificate of Title or certificate of ownership, completed and authenticated by the applicable Grantor, together with the Certificate of Title or certificate of ownership, with respect to such Titled Collateral, to the appropriate Governmental Authority, (D) with respect to any action that may be necessary to obtain control of Collateral constituting Deposit Accounts, Electronic Chattel Paper, Investment Property or Letter-of-Credit Rights, the taking of such actions, and (E) the Agent's having possession of all Documents, Chattel Paper, Instruments and cash constituting Collateral (subclauses (A), (B), (C), (D), and (E), each a "**Perfection Requirement**" and collectively, the "**Perfection Requirements**").

(o)   This Agreement creates a legal, valid and enforceable security interest in favor of the Agent, for the benefit of the Secured Parties, in the Collateral, as security for the Secured Obligations.   The compliance with the Perfection Requirements will result in the perfection of such security interests. Such security interests are, or in the case of Collateral in which any Grantor obtains rights after the date hereof, will be, perfected, first priority security interests, subject in priority only to the Permitted Liens that, pursuant to the definition of the term "Permitted Liens," are not prohibited from being prior to the Liens in favor of the Agent, for the benefit of the Secured Parties, and the recording of such instruments of assignment described above. Such Perfection Requirements and all other action necessary or desirable to perfect and protect such security interest have been duly made or taken, except for (i) the Agent's having possession of all Instruments, Documents, Chattel Paper and cash constituting Collateral after the date hereof, (ii) the Agent's having control of all Deposit Accounts, Electronic Chattel Paper, Investment Property or Letter-of-Credit Rights constituting Collateral after the date hereof, and (iii) the other filings and recordations and actions described in <u>Section 5(n)</u> hereof.

(p)   To the knowledge of each Grantor, as of the date hereof, no Grantor holds any Commercial Tort Claims or is aware of any such pending claims, except for such claims described in <u>Schedule IX</u>.

(q)   (i) With respect to each Grantor and its Subsidiaries that is a partnership or a limited liability company and whose partnership interests or membership interests, as applicable, are evidenced by a certificate, each such Person has irrevocably opted into (and has

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caused each of its Subsidiaries that is a partnership or a limited liability company, and a Pledged Issuer to opt into) Article 8 of the UCC (collectively, the "**Certificated Entities**"). Such interests are securities for purposes of Article 8 of any relevant Uniform Commercial Code. (ii) With respect to each Grantor and its Subsidiaries that is a partnership or a limited liability company and is not a Certificated Entity, the partnership interests or membership interests of each such Person is not (A) dealt in or traded on securities exchanges or in securities markets, (B) securities for purposes of Article 8 of any relevant Uniform Commercial Code, (C) investment company securities within the meaning of Section 8-103 of any relevant Uniform Commercial Code and (D) evidenced by a certificate. Such partnership interests or membership interests constitute General Intangibles.

Section 6   Covenants as to the Collateral. So long as any of the Secured Obligations (whether or not due) shall remain unpaid or any Lender shall have any Commitment under the Loan Agreement, unless the Agent shall otherwise consent in writing:

(a)   Further Assurances. Each Grantor will at its expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be necessary or that the Agent may reasonably request in order (i) to perfect and protect, or maintain the perfection of, the security interest and Lien purported to be created hereby; (ii) to enable the Agent to exercise and enforce its rights and remedies hereunder in respect of the Collateral; or (iii) otherwise to effect the purposes of this Agreement, including, without limitation: (A) marking conspicuously all Chattel Paper, Instruments and Licenses and, at the request of the Agent, all of its Records pertaining to the Collateral with a legend, in form and substance satisfactory to the Agent, indicating that such Chattel Paper, Instrument, License or Collateral is subject to the security interest created hereby, (B) if any Account shall be evidenced by a Promissory Note or other Instrument or Chattel Paper, delivering and pledging to the Agent such Promissory Note, other Instrument or Chattel Paper, duly endorsed and accompanied by executed instruments of transfer or assignment, all in form and substance reasonably satisfactory to the Agent, (C) executing and filing (to the extent, if any, that such Grantor's signature is required thereon) or authenticating the filing of, such financing or continuation statements, or amendments thereto, (D) with respect to Intellectual Property hereafter existing and not covered by an appropriate security interest grant, the executing and recording in the United States Patent and Trademark Office or the United States Copyright Office, as applicable, appropriate instruments granting a security interest, as may be reasonably necessary or desirable or that the Agent may request in order to perfect and preserve the security interest purported to be created hereby, (E) delivering to the Agent irrevocable proxies in respect of the Pledged Interests, (F) furnishing to the Agent from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Agent may reasonably request, all in reasonable detail, (G) if at any time after the date hereof, any Grantor acquires or holds any Commercial Tort Claim, immediately notifying the Agent in a writing signed by such Grantor setting forth a brief description of such Commercial Tort Claim and granting to the Agent a security interest therein and in the proceeds thereof, which writing shall incorporate the provisions hereof and shall be in form and substance reasonably satisfactory to the Agent, (H) upon the acquisition after the date hereof by any Grantor of any Titled Collateral (other than Equipment that is subject to a purchase money security interest permitted by Section 8.02(g) of the Loan Agreement), immediately notifying the Agent of such acquisition, setting forth a description of the Titled Collateral acquired and a good

faith estimate of the current value of such Titled Collateral, and if so requested by the Agent, immediately causing the Agent to be listed as the lienholder on such Certificate of Title or certificate of ownership and delivering evidence of the same to the Agent, and (I) taking all actions required by law in any relevant Uniform Commercial Code jurisdiction, or by other law as applicable in any foreign jurisdiction. No Grantor shall take or fail to take any action which would in any manner impair the validity or enforceability of the Agent's security interest in and Lien on any Collateral.

(b)　　Location of Equipment and Inventory.　Each Grantor will keep the Equipment and Inventory (other than Equipment and Inventory sold in the ordinary course of business in accordance with Section 6(h) hereof) at the locations specified in Schedule VI hereto or, upon not less than thirty (30) days' prior written notice to the Agent accompanied by a new Schedule VI hereto indicating each new location of the Equipment and Inventory, at such other locations in the continental United States as the Grantors may elect; provided that (i) all action has been taken to grant to the Agent a perfected, first priority security interest in such Equipment and Inventory (subject in priority only to Permitted Liens identified in clauses (g) and (i) of Section 8.02 of the Loan Agreement), and (ii) the Agent's rights in such Equipment and Inventory, including, without limitation, the existence, perfection and priority of the security interest created hereby in such Equipment and Inventory, are not materially adversely affected thereby.

(c)　　Condition of Equipment.　Each Grantor will maintain or cause the Equipment which is necessary or useful in the proper conduct of its business to be maintained and preserved in good condition, repair and working order, ordinary wear and tear excepted, and will forthwith, or in the case of any loss or damage to any Equipment promptly after the occurrence thereof, make or cause to be made all repairs, replacements and other improvements in connection therewith which are necessary or desirable, consistent with past practice, or which the Agent may reasonably request to such end.

(d)　　Taxes, Etc.　Each Grantor jointly and severally agrees to pay promptly when due all property and other taxes, assessments and governmental charges or levies imposed upon, and all claims (including claims for labor, materials and supplies) against, the Equipment and Inventory, except to the extent otherwise provided in the Loan Agreement.

(e)　　Insurance.　Each Grantor will, at its own expense, maintain insurance with respect to the Collateral in accordance with the terms of the Loan Agreement. Each Grantor will, if so requested by the Agent, deliver to the Agent original or duplicate insurance policies and, as often as the Agent may reasonably request, a report of a reputable insurance broker with respect to such insurance. Each Grantor will also, at the request of the Agent, execute and deliver instruments of assignment of such insurance policies and cause the respective insurers to acknowledge notice of such assignment.

(f)　　Provisions Concerning the Accounts and the Licenses.

(i)　　Each Grantor will, except as otherwise provided in this subsection (f), continue to collect, at its own expense, all amounts due or to become due under the Accounts. In connection with such collections, each Grantor may (and, at the

Agent's direction, will) take such action as such Grantor (or, if applicable, the Agent) may deem necessary or advisable to enforce collection or performance of the Accounts; provided, however, that the Agent shall have the right at any time, upon the occurrence and during the continuance of an Event of Default, to notify the Account Debtors or obligors under any Accounts of the assignment of such Accounts to the Agent and to direct such Account Debtors or obligors to make payment of all amounts due or to become due to such Grantor thereunder directly to the Agent or its designated agent and, upon such notification and at the expense of such Grantor and to the extent permitted by law, to enforce collection of any such Accounts and to adjust, settle or compromise the amount or payment thereof, in the same manner and to the same extent as such Grantor might have done. After receipt by any Grantor of a notice from the Agent that the Agent has notified, intends to notify, or has enforced or intends to enforce a Grantor's rights against the Account Debtors or obligors under any Accounts as referred to in the proviso to the immediately preceding sentence, all amounts and proceeds (including Instruments) received by such Grantor in respect of the Accounts shall be received in trust for the benefit of the Agent hereunder, shall be segregated from other funds of such Grantor and shall be forthwith paid over to the Agent or its designated agent in the same form as so received (with any necessary endorsement) to be held as cash collateral and applied as specified in Section 9(d) hereof. In addition, upon the occurrence and during the continuance of an Event of Default, other than in the ordinary course of business consistent with its past practice and in amounts which are not material to such Grantor, such Grantor will not (i) grant any extension of the time for payment of any Account Receivable, (ii) compromise or settle any Account Receivable for less than the full amount thereof, (iii) release, wholly or partially, any Person liable for the payment of any Account Receivable, (iv) allow any credit or discount whatsoever on any Account Receivable or (v) amend, supplement or modify any Account Receivable in any manner that could have a material and adverse effect on the value thereof.

(ii)   Upon the occurrence and during the continuance of any breach or default under any License by any party thereto other than a Grantor, (A) the relevant Grantor will, within five (5) days after obtaining knowledge thereof, give the Agent written notice of the nature and duration thereof, specifying what action, if any, it has taken and proposes to take with respect thereto, (B) no Grantor will, without the prior written consent of the Agent, declare or waive any such breach or default or affirmatively consent to the cure thereof or exercise any of its remedies in respect thereof, and (C) each Grantor will, upon written instructions from the Agent and at such Grantor's expense, take such action as the Agent may deem reasonably necessary or advisable in respect thereof.

(iii)   Each Grantor will, at its expense, within five (5) days deliver to the Agent a copy of each notice or other communication received by it by which any other party to any License (A) declares a breach or default by a Grantor of any material term thereunder, (B) terminates such License or (C) purports to exercise any of its rights or affect any of its obligations thereunder, together with a copy of any reply by such Grantor thereto.

(iv)   Each Grantor will exercise promptly and diligently each and every right which it may have under each License (other than any right of termination) and will duly perform and observe in all respects all of its obligations under each License and will take all action reasonably necessary to maintain the Licenses in full force and effect, except to the extent the failure to do so would not result in a Material Adverse Effect. No Grantor will, without the prior written consent of the Agent, which consent shall not be unreasonably withheld, conditioned or delayed, cancel, terminate, materially amend or otherwise modify in any respect, or waive any provision of, any License.

(g)   Provisions Concerning the Pledged Interests. Each Grantor will

(i)   at the Grantors' joint and several expense, within five (5) days of receipt thereof, deliver to the Agent a copy of each material notice or other communication received by it in respect of the Pledged Interests;

(ii)   at the Grantors' joint and several reasonable expense, defend the Agent's right, title and security interest in and to the Pledged Interests against the claims of any Person;

(iii)   not make or consent to any amendment or other modification or waiver with respect to any Pledged Interests or enter into any agreement or permit to exist any restriction with respect to any Pledged Interests (other than as permitted under the Loan Documents); and

(iv)   not vote the Pledged Interests to approve or permit the issuance of (A) any additional shares of any class of Equity Interests of any Pledged Issuer, (B) any securities convertible voluntarily by the holder thereof or automatically upon the occurrence or non-occurrence of any event or condition into, or exchangeable for, any such shares of Equity Interests or (C) any warrants, options, contracts or other commitments entitling any Person to purchase or otherwise acquire any such shares of Equity Interests (other than as permitted under the Loan Documents).

(h)   Transfers and Other Liens.

(i)   Except to the extent expressly permitted by Section 8.05 of the Loan Agreement, no Grantor will sell, assign (by operation of law or otherwise), lease, license, exchange or otherwise transfer or dispose of any of the Collateral.

(ii)   Except to the extent expressly permitted by Section 8.01 of the Loan Agreement, no Grantor will create, suffer to exist or grant any Lien upon or with respect to any Collateral.

(i)   Intellectual Property.

(i)   Upon the request of the Agent, in order to facilitate filings with the United States Patent and Trademark Office and the United States Copyright Office, each Grantor shall execute and deliver to the Agent one or more Copyright Security Agreements, Trademark Security Agreements, or Patent Security Agreements to further

evidence the Agent's Lien on such Grantor's Patents, Trademarks, or Copyrights, and the General Intangibles of such Grantor relating thereto or represented thereby.

(ii)   Each Grantor shall have the duty, with respect to Intellectual Property that is necessary in the conduct of such Grantor's business, to protect and diligently enforce and defend at such Grantor's reasonable expense its Intellectual Property, including (A) to diligently enforce and defend, including promptly suing for infringement, misappropriation, or dilution and to recover any and all damages for such infringement, misappropriation, or dilution, and filing for opposition, interference, and cancellation against conflicting Intellectual Property rights of any Person, (B) to prosecute diligently any trademark application or service mark application that is part of the Trademarks pending as of the date hereof or hereafter until the termination of this Agreement, (C) to prosecute diligently any patent application that is part of the Patents pending as of the date hereof or hereafter until the termination of this Agreement, (D) to take all reasonable and necessary action to preserve and maintain all of such Grantor's Trademarks, Patents, Copyrights, Licenses, and its rights therein, including paying all maintenance fees and filing of applications for renewal, affidavits of use, and affidavits of noncontestability, and (E) to require all employees, consultants, and contractors of each Grantor who were involved in the creation or development of such Intellectual Property to sign agreements containing assignment of Intellectual Property rights and obligations of confidentiality. Each Grantor further agrees not to abandon any Intellectual Property or Intellectual Property License that is necessary in the conduct of such Grantor's business. Each Grantor hereby agrees to take the steps described in this Section 6(i)(ii) with respect to all new or acquired Intellectual Property to which it or any of its Subsidiaries is now or later becomes entitled that is necessary in the conduct of such Grantor's business.

(iii)   Grantors acknowledge and agree that the Secured Parties shall have no duties with respect to any Intellectual Property or Licenses of any Grantor. Without limiting the generality of this Section 6(i)(iii), Grantors acknowledge and agree that no Secured Party shall be under any obligation to take any steps necessary to preserve rights in the Collateral consisting of Intellectual Property or Licenses against any other Person, but any Secured Party may do so at its option from and after the occurrence and during the continuance of an Event of Default, and all actual out-of-pocket expenses incurred in connection therewith (including reasonable fees and expenses of attorneys and other professionals) shall be for the sole account of Borrowers and shall be chargeable to the Loan Account.

(iv)   Each Grantor shall promptly file an application with the United States Copyright Office for any Copyright that has not been registered with the United States Copyright Office if such Copyright is necessary in connection with the conduct of such Grantor's business. Any expenses incurred in connection with the foregoing shall be borne by the Grantors.

(v)   On each date on which financial statements are delivered by Borrowers pursuant to Section 7.01 of the Loan Agreement, each Grantor shall provide the Agent with a written report of all new Patents or Trademarks that are registered or the

subject of pending applications for registrations, and of all Licenses that are material to the conduct of such Grantor's business, in each case, which were acquired, registered, or for which applications for registration were filed by any Grantor during the prior period and any statement of use or amendment to allege use with respect to intent-to-use trademark applications. In the case of such registrations or applications therefor, which were acquired by any Grantor, each such Grantor shall file the necessary documents with the appropriate Governmental Authority identifying the applicable Grantor as the owner (or as a co-owner thereof, if such is the case) of such Intellectual Property. In each of the foregoing cases, the applicable Grantor shall promptly cause to be prepared, executed, and delivered to the Agent supplemental schedules to the applicable Loan Documents to identify such Patent and Trademark registrations and applications therefor (with the exception of Trademark applications filed on an intent-to-use basis for which no statement of use or amendment to allege use has been filed) and Licenses as being subject to the security interests created thereunder.

(vi)   Anything to the contrary in this Agreement notwithstanding, in no event shall any Grantor, either itself or through any agent, employee, licensee, or designee, file an application for the registration of any Copyright with the United States Copyright Office or any similar office or agency in another country without giving the Agent written notice thereof at least three (3) Business Days prior to such filing and complying with Section 6(i)(i). Upon receipt from the United States Copyright Office of notice of registration of any Copyright, each Grantor shall promptly (but in no event later than three (3) Business Days following such receipt) notify (but without duplication of any notice required by Section 6(i)(v)) the Agent of such registration by delivering, or causing to be delivered, to the Agent, documentation sufficient for the Agent to perfect the Agent's Liens on such Copyright. If any Grantor acquires from any Person any Copyright registered with the United States Copyright Office or an application to register any Copyright with the United States Copyright Office, such Grantor shall promptly (but in no event later than five (5) Business Days following such acquisition) notify the Agent of such acquisition and deliver, or cause to be delivered, to the Agent, documentation sufficient for the Agent to perfect the Agent's Liens on such Copyright. In the case of such Copyright registrations or applications therefor which were acquired by any Grantor, each such Grantor shall promptly (but in no event later than five (5) Business Days following such acquisition) file the necessary documents with the appropriate Governmental Authority identifying the applicable Grantor as the owner (or as a co-owner thereof, if such is the case) of such Copyrights.

(vii)   Each Grantor shall take reasonable steps to maintain the confidentiality of, and otherwise protect and enforce its rights in, the Intellectual Property that is necessary in the conduct of such Grantor's business, including, as applicable (A) protecting the secrecy and confidentiality of its confidential information and trade secrets by having and enforcing a policy requiring all current employees, consultants, licensees, vendors and contractors with access to such information to execute appropriate confidentiality agreements; (B) taking actions reasonably necessary to ensure that no trade secret falls into the public domain; and (C) protecting the secrecy and confidentiality of the source code of all software programs and applications of which it is the owner or licensee by having and enforcing a policy requiring any licensees (or

sublicensees) of such source code to enter into license agreements with commercially reasonable use and non-disclosure restrictions.

(viii)   No Grantor shall enter into any Intellectual Property License to receive any license or rights in any Intellectual Property of any other Person unless such Grantor has used commercially reasonable efforts to permit the assignment of or grant of a security interest in such Intellectual Property License (and all rights of Grantor thereunder) to the (and any transferees of the Agent).

(j)   Deposit, Commodities and Securities Accounts. On or prior to the date hereof, each Grantor shall cause each bank and other financial institution with an account referred to in Schedule VII hereto to execute and deliver to the Agent (or its designee) a Control Agreement, duly executed by such Grantor and such bank or financial institution, or enter into other arrangements in form and substance satisfactory to the Agent, pursuant to which such institution shall irrevocably agree, among other things, that (i) it will comply at any time with the instructions originated by the Agent (or its designee) to such bank or financial institution directing the disposition of cash, Commodity Contracts, securities, Investment Property and other items from time to time credited to such account, without further consent of such Grantor, which instructions the Agent (or its designee) will not give to such bank or other financial institution in the absence of a continuing Event of Default, (ii) all cash, Commodity Contracts, securities, Investment Property and other items of such Grantor deposited with such institution shall be subject to a perfected, first priority security interest in favor of the Agent (or its designee), (iii) any right of set off, banker's Lien or other similar Lien, security interest or encumbrance shall be fully waived as against the Agent (or its designee), and (iv) upon receipt of written notice from the Agent during the continuance of an Event of Default, such bank or financial institution shall immediately send to the Agent (or its designee) by wire transfer (to such account as the Agent (or its designee) shall specify, or in such other manner as the Agent (or its designee) shall direct) all such cash, the value of any Commodity Contracts, securities, Investment Property and other items held by it. Without the prior written consent of the Agent, no Grantor shall make or maintain any Deposit Account, Commodity Account or Securities Account except for the accounts set forth in Schedule VII hereto. The provisions of this Section 6(j) shall not apply to Excluded Deposit Accounts. Upon the occurrence and during the continuance of an Event of Default, the Agent may (in its sole and absolute discretion) direct any or all of the banks and financial institutions party to a Control Agreement to send immediately to the Agent or its designated agent by wire transfer (to such account as the Agent shall specify, or in such other manner as the Agent shall direct) all or a portion of such securities, cash, investments and other items held by such institution. Any such securities, cash, investments and other items so received by the Agent or its designated agent shall (in the sole and absolute discretion of the Agent) be held as additional Collateral for the Obligations.

(k)   Titled Collateral. At the prior written request of the Agent, each Grantor shall (i) cause all Collateral, now owned or hereafter acquired by any Grantor, which under applicable law is required to be registered, to be properly registered in the name of such Grantor, (ii) cause all Titled Collateral, to be properly titled in the name of such Grantor, and if requested by the Agent, with the Agent's Lien noted thereon and (iii) if requested by the Agent, promptly deliver to the Agent (or its custodian) originals of all such Certificates of Title or certificates of

ownership for such Titled Collateral, with the Agent's Lien noted thereon, and take such other actions as may be reasonably required by the Agent.

(l)   Control. Each Grantor hereby agrees to take any or all action that may be reasonably necessary or that the Agent may request in order for the Agent to obtain control in accordance with the UCC with respect to the following Collateral: (i) Deposit Accounts and Securities Accounts, (ii) Electronic Chattel Paper, (iii) Investment Property and (iv) Letter-of-Credit Rights. Each Grantor hereby acknowledges and agrees that any agent or designee of the Agent shall be deemed to be a "secured party" with respect to the Collateral under the control of such agent or designee for all purposes.

(m)   Records; Inspection and Reporting.

(i)   Each Grantor shall keep adequate records concerning the Accounts, Chattel Paper and Pledged Interests. Each Grantor shall permit the Agent, or any agents or representatives thereof or such professionals or other Persons as the Agent may designate, upon reasonable prior notice and during normal business hours, (A) to examine and make copies of and abstracts from such Grantor's books and records, (B) to visit and inspect such Grantor's properties, (C) to verify materials, leases, notes, Accounts, Inventory and other assets of such Grantor from time to time, (D) to conduct audits, physical counts, appraisals and/or valuations, Phase I and Phase II Environmental Site Assessments or examinations at the locations of such Grantor and (E) to discuss such Grantor's affairs, finances and accounts with any of its directors, officers, managerial employees, independent accountants or any of its other representatives, in each case as provided in the Loan Agreement.

(ii)   Except as otherwise expressly permitted by Section 8.04 of the Loan Agreement, no Grantor shall, without the prior written consent of the Agent, change (A) its name, identity or organizational structure, (B) its jurisdiction of incorporation or organization as set forth in Schedule I hereto or (C) its chief executive office as set forth in Schedule VI hereto. Each Grantor shall immediately notify the Agent upon obtaining an organizational identification number, if on the date hereof such Grantor did not have such identification number.

(n)   Partnership and Limited Liability Company Interest. Except with respect to partnership interests and membership interests evidenced by a certificate, which certificate has been pledged and delivered to the Agent pursuant to Section 4 hereof, no Grantor that is a partnership or a limited liability company shall, nor shall any Grantor with any Subsidiary that is a partnership or a limited liability company, permit such partnership interests or membership interests to (i) be dealt in or traded on securities exchanges or in securities markets, (ii) become a security for purposes of Article 8 of any relevant Uniform Commercial Code, (iii) become an investment company security within the meaning of Section 8-103 of any relevant Uniform Commercial Code or (iv) be evidenced by a certificate. Each Grantor agrees that such partnership interests or membership interests shall constitute General Intangibles.

Section 7   <u>Voting Rights, Dividends, Etc. in Respect of the Pledged Interests</u>.

(a)   So long as no Event of Default shall have occurred and be continuing:

(i)   each Grantor may exercise any and all voting and other consensual rights pertaining to any Pledged Interests for any purpose not inconsistent with the terms of this Agreement, the Loan Agreement or the other Loan Documents; <u>provided</u>, <u>however</u>, that (A) each Grantor will give the Agent at least five (5) Business Days' notice of the manner in which it intends to exercise, or the reasons for refraining from exercising, any such right that could reasonably be expected to adversely affect in any material respect the value, liquidity or marketability of any Collateral or the creation, perfection and priority of the Agent's Lien; and (B) none of the Grantors will exercise or refrain from exercising any such right, as the case may be, if the Agent gives a Grantor notice that, in the Agent's judgment, such action (or inaction) could reasonably be expected to adversely affect in any material respect the value, liquidity or marketability of any Collateral or the creation, perfection and priority of the Agent's Lien; and

(ii)   each of the Grantors may receive and retain any and all dividends, interest or other distributions paid in respect of the Pledged Interests to the extent permitted by the Loan Agreement; <u>provided</u>, <u>however</u>, that any and all (A) dividends and interest paid or payable other than in cash in respect of, and Instruments and other property received, receivable or otherwise distributed in respect of or in exchange for, any Pledged Interests, (B) dividends and other distributions paid or payable in cash in respect of any Pledged Interests in connection with a partial or total liquidation or dissolution or in connection with a reduction of capital, capital surplus or paid-in surplus, and (C) cash paid, payable or otherwise distributed in redemption of, or in exchange for, any Pledged Interests, together with any dividend, interest or other distribution or payment which at the time of such payment was not permitted by the Loan Agreement, shall be, and shall forthwith be delivered to the Agent, to hold as, Pledged Interests and shall, if received by any of the Grantors, be received in trust for the benefit of the Agent, shall be segregated from the other property or funds of the Grantors, and shall be forthwith delivered to the Agent in the exact form received with any necessary indorsement and/or appropriate stock powers duly executed in blank, to be held by the Agent as Pledged Interests and as further collateral security for the Secured Obligations; and

(iii)   the Agent will execute and deliver (or cause to be executed and delivered) to a Grantor all such proxies and other instruments as such Grantor may reasonably request for the purpose of enabling such Grantor to exercise the voting and other rights which it is entitled to exercise pursuant to <u>Section 7(a)(i)</u> hereof and to receive the dividends, interest and/or other distributions which it is authorized to receive and retain pursuant to <u>Section 7(a)(ii)</u> hereof.

(b)   Upon the occurrence and during the continuance of an Event of Default:

(i)   all rights of each Grantor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to

Section 7(a)(i) hereof, and to receive the dividends, distributions, interest and other payments that it would otherwise be authorized to receive and retain pursuant to Section 7(a)(ii) hereof, shall cease, and all such rights shall thereupon become vested in the Agent, which shall thereupon have the sole right to exercise such voting and other consensual rights and to receive and hold as Pledged Interests such dividends, distributions and interest payments;

(ii)   the Agent is authorized to notify each debtor with respect to the Pledged Debt to make payment directly to the Agent (or its designee) and may collect any and all moneys due or to become due to any Grantor in respect of the Pledged Debt, and each of the Grantors hereby authorizes each such debtor to make such payment directly to the Agent (or its designee) without any duty of inquiry;

(iii)   without limiting the generality of the foregoing, the Agent may at its option exercise any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to any of the Pledged Interests as if it were the absolute owner thereof, including, without limitation, the right to exchange, in its discretion, any and all of the Pledged Interests upon the merger, consolidation, reorganization, recapitalization or other adjustment of any Pledged Issuer, or upon the exercise by any Pledged Issuer of any right, privilege or option pertaining to any Pledged Interests, and, in connection therewith, to deposit and deliver any and all of the Pledged Interests with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as it may determine; and

(iv)   all dividends, distributions, interest and other payments that are received by any of the Grantors contrary to the provisions of Section 7(b)(i) hereof shall be received in trust for the benefit of the Agent, shall be segregated from other funds of the Grantors, and shall be forthwith paid over to the Agent as Pledged Interests in the exact form received with any necessary indorsement and/or appropriate stock powers duly executed in blank, to be held by the Agent as Pledged Interests and as further collateral security for the Secured Obligations.

Section 8   Additional Provisions Concerning the Collateral.

(a)   Each of the Grantors shall cause to be delivered to the Agent a Collateral Access Agreement and Lien Waiver Agreement with respect to (i) the property that is such Grantor's headquarters and (ii) each property where such Grantor's books and records are maintained. Such requirement may be waived at the option of the Agent.

(b)   To the maximum extent permitted by applicable law, and for the purpose of taking any action that the Agent may reasonably deem necessary or advisable to accomplish the purposes of this Agreement, each Grantor hereby (i) authorizes the Agent at any time and from time to time to file, one or more financing or continuation statements and amendments thereto, relating to the Collateral (including, without limitation, any such financing statements that (A) describe the Collateral as "all assets" of such Grantor, whether now owned or existing or hereafter acquired or arising and wheresoever located, including all accessions thereto and products and proceeds thereof" (or words of similar effect) or that describe or identify the

Collateral by type or in any other manner as the Agent may determine, regardless of whether any particular asset of such Grantor falls within the scope of Article 9 of the UCC or whether any particular asset of such Grantor constitutes part of the Collateral, and (B) contain any other information required by Part 5 of Article 9 of the UCC for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including, without limitation, whether such Grantor is an organization, the type of organization and any organizational identification number issued to such Grantor) and (ii) ratifies such authorization to the extent that the Agent has filed any such financing statements, continuation statements, or amendments thereto, prior to the date hereof. A photocopy or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

(c)   Each Grantor hereby irrevocably appoints the Agent as its attorney-in-fact and proxy, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, from time to time in the Agent's reasonable discretion, to take any action and to execute any instrument that the Agent may deem necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of a Grantor under Section 6 hereof and Section 7(a) hereof), in each case, after the occurrence and during the continuance of an Event of Default, including, without limitation, (i) to obtain and adjust insurance required to be paid to the Agent pursuant to the Loan Agreement, (ii) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any Collateral, (iii) to receive, endorse, and collect any drafts or other Instruments, Documents and Chattel Paper in connection with clause (i) or (ii) above, (iv) to receive, indorse and collect all Instruments made payable to such Grantor representing any dividend, interest payment or other distribution in respect of any Pledged Interests and to give full discharge for the same, (v) to file any claims or take any action or institute any proceedings which the Agent may deem necessary or desirable for the collection of any Collateral or otherwise to enforce the rights of the Agent and the Lenders with respect to any Collateral, (vi) to execute assignments, licenses and other documents to enforce the rights of the Agent and the Lenders with respect to any Collateral, (vii) to pay or discharge taxes or Liens levied or placed upon or threatened against the Collateral, the legality or validity thereof and the amounts necessary to discharge the same to be determined by the Agent in its sole discretion, and such payments made by the Agent to become Obligations of such Grantor to the Agent, due and payable immediately without demand, and (viii) to sign and endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, assignments, verifications and notices in connection with Accounts, Chattel Paper and other documents relating to the Collateral. This power is coupled with an interest and is irrevocable until the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of each Lender's Commitment and each of the Loan Documents.

(d)   For the purpose of enabling the Agent to exercise rights and remedies hereunder, at such time as the Agent shall be lawfully entitled to exercise such rights and remedies, and for no other purpose, each Grantor hereby (i) grants to the Agent an irrevocable, non-exclusive license (exercisable without payment of royalty or other compensation to any Grantor) to use, assign, license or sublicense any Intellectual Property now or hereafter owned by any Grantor, wherever the same may be located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer

programs used for the compilation or printout thereof; and (ii) assigns to the Agent, to the extent assignable, all of its rights to any Intellectual Property now or hereafter licensed or used by any Grantor. Notwithstanding anything contained herein to the contrary, but subject to the provisions of the Loan Agreement that limit the right of a Grantor to dispose of its property and Section 6(i) hereof, so long as no Event of Default shall have occurred and be continuing, each Grantor may exploit, use, enjoy, protect, license, sublicense, assign, sell, dispose of or take other actions with respect to the Intellectual Property in the ordinary course of its business. In furtherance of the foregoing, unless an Event of Default shall have occurred and be continuing, the Agent shall from time to time, upon the request of a Grantor, execute and deliver any instruments, certificates or other documents, in the form so requested, which such Grantor shall have certified are appropriate (in such Grantor's judgment) to allow it to take any action permitted above (including relinquishment of the license provided pursuant to this clause (c) as to any Intellectual Property). Further, upon the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of each Lender's Commitment and each of the Loan Documents, the Agent (subject to Section 13(e) hereof) shall release and reassign to the Grantors all of the Agent's right, title and interest in and to the Intellectual Property, and the Licenses, all without recourse, representation or warranty whatsoever and at the Grantors' sole expense. The exercise of rights and remedies hereunder by the Agent shall not terminate the rights of the holders of any licenses or sublicenses theretofore granted by any Grantor in accordance with the second sentence of this clause (c). Each Grantor hereby releases the Agent from any claims, causes of action and demands at any time arising out of or with respect to any actions taken or omitted to be taken by the Agent under the powers of attorney granted herein other than actions taken or omitted to be taken through the Agent's gross negligence or willful misconduct, as determined by a final determination of a court of competent jurisdiction.

(e) If any Grantor fails to perform any agreement or obligation contained herein, the Agent may itself perform, or cause performance of, such agreement or obligation, in the name of such Grantor or the Agent, and the actual out-of-pocket expenses of the Agent incurred in connection therewith shall be jointly and severally payable by the Grantors pursuant to Section 10 hereof and shall be secured by the Collateral.

(f) The powers conferred on the Agent hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers. Other than the exercise of reasonable care to assure the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Agent shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral and shall be relieved of all responsibility for any Collateral in its possession upon surrendering it or tendering surrender of it to any of the Grantors (or whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct). The Agent shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which the Agent accords its own property, it being understood that the Agent shall not have responsibility for ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Collateral, whether or not the Agent has or is deemed to have knowledge of such matters. The Agent shall not be liable or responsible for any loss or damage to any of the Collateral, or for any

diminution in the value thereof, by reason of the act or omission of any warehouseman, carrier, forwarding agency, consignee or other agent or bailee selected by the Agent in good faith.

(g)   Anything herein to the contrary notwithstanding (i) each Grantor shall remain liable under the Licenses and otherwise in respect of the Collateral to the extent set forth therein to perform all of its obligations thereunder to the same extent as if this Agreement had not been executed, (ii) the exercise by the Agent of any of its rights hereunder shall not release any Grantor from any of its obligations under the Licenses or otherwise in respect of the Collateral, and (iii) the Agent shall not have any obligation or liability by reason of this Agreement under the Licenses or otherwise in respect of the Collateral, nor shall the Agent be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

(h)   The Agent may at any time in its discretion (i) without notice to any Grantor, transfer or register in the name of the Agent or any of its nominees any or all of the Pledged Interests, subject only to the revocable rights of such Grantor under Section 7(a) hereof, and (ii) exchange certificates or Instruments constituting Pledged Interests for certificates or Instruments of smaller or larger denominations.

Section 9   Remedies Upon Default. If any Event of Default shall have occurred and be continuing:

(a)   The Agent may exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein or otherwise available to it, all of the rights and remedies of a secured party upon default under the UCC (whether or not the UCC applies to the affected Collateral), and also may (i) take absolute control of the Collateral, including, without limitation, transfer into the Agent's name or into the name of its nominee or nominees (to the extent the Agent has not theretofore done so) and thereafter receive, for the benefit of the Agent and the Lenders, all payments made thereon, give all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the outright owner thereof, (ii) require each Grantor to, and each Grantor hereby agrees that it will at its expense and upon request of the Agent forthwith, assemble all or part of the Collateral as directed by the Agent and make it available to the Agent at a place or places to be designated by the Agent that is reasonably convenient to both parties, and the Agent may enter into and occupy any premises owned or leased by any Grantor where the Collateral or any part thereof is located or assembled for a reasonable period in order to effectuate the Agent's rights and remedies hereunder or under law, without obligation to any Grantor in respect of such occupation, and (iii) without notice except as specified below and without any obligation to prepare or process the Collateral for sale, (A) sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Agent's offices, at any exchange or broker's board or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as the Agent may reasonably deem commercially reasonable and/or (B) lease, license or otherwise dispose of the Collateral or any part thereof upon such terms as the Agent may reasonably deem commercially reasonable. Each Grantor agrees that, to the extent notice of sale or any other disposition of the Collateral shall be required by law, at least five (5) days' prior notice to the applicable Grantor of the time and place of any public sale or the time after which any private sale or other disposition of the Collateral is to be made shall constitute reasonable notification. The Agent shall not be

obligated to make any sale or other disposition of Collateral regardless of notice of sale having been given. The Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned. Each Grantor hereby waives any claims against the Agent and the Lenders arising by reason of the fact that the price at which the Collateral may have been sold at a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Secured Obligations, even if the Agent accepts the first offer received and does not offer the Collateral to more than one offeree, and waives all rights that such Grantor may have to require that all or any part of the Collateral be marshaled upon any sale (public or private) thereof. Each Grantor hereby acknowledges that (i) any such sale of the Collateral by the Agent shall be made without warranty, (ii) the Agent may specifically disclaim any warranties of title, possession, quiet enjoyment or the like, (iii) the Agent may bid (which bid may be, in whole or in part, in the form of cancellation of indebtedness), if permitted by law, for the purchase, lease, license or other disposition of the Collateral or any portion thereof for the account of the Agent (on behalf of itself and the Lenders) and (iv) such actions set forth in clauses (i), (ii) and (iii) above shall not adversely affect the commercial reasonableness of any such sale of the Collateral. In addition to the foregoing, (i) upon written notice to any Grantor from the Agent, each Grantor shall cease any use of the Intellectual Property or any trademark, patent or copyright similar thereto for any purpose described in such notice; (ii) the Agent may, at any time and from time to time, upon ten (10) days' prior notice to any Grantor, license, whether general, special or otherwise, and whether on an exclusive or non-exclusive basis, any of the Intellectual Property, throughout the universe for such term or terms, on such conditions, and in such manner, as the Agent shall in its reasonable discretion determine; and (iii) the Agent may, at any time, pursuant to the authority granted in Section 8 hereof (such authority being effective upon the occurrence and during the continuance of an Event of Default), execute and deliver on behalf of a Grantor, one or more instruments of assignment of the Intellectual Property (or any application or registration thereof), in form suitable for filing, recording or registration in any country.

(b)   Each Grantor recognizes that the Agent may deem it impracticable to effect a public sale of all or any part of the Pledged Shares or any other securities constituting Pledged Interests and that the Agent may, therefore, determine to make one or more private sales of any such securities to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. Each Grantor acknowledges that any such private sale may be at prices and on terms less favorable to the seller than the prices and other terms which might have been obtained at a public sale and, notwithstanding the foregoing, agrees that such private sales shall be deemed to have been made in a commercially reasonable manner and that the Agent shall have no obligation to delay the sale of any such securities for the period of time necessary to permit the issuer of such securities to register such securities for public sale under the Securities Act. Each Grantor further acknowledges and agrees that any offer to sell such securities which has been (i) publicly advertised on a bona fide basis in a newspaper or other publication of general circulation in the financial community of New York, New York (to the extent that such an offer may be so advertised without prior registration under the Securities Act) or (ii) made privately in the manner described above to not less than fifteen bona fide offerees shall be deemed to involve a "public disposition" for the purposes of Section 9-610(c) of the UCC (or any successor or similar, applicable statutory provision) as then in effect in the State of

New York, notwithstanding that such sale may not constitute a "public offering" under the Securities Act, and that the Agent may, in such event, bid for the purchase of such securities.

(c)   Any cash held by the Agent (or its agent or designee) as Collateral and all Cash Proceeds received by the Agent (or its agent or designee) in respect of any sale of or collection from, or other realization upon, all or any part of the Collateral may, in the discretion of the Agent, be held by the Agent (or its agent or designee) as collateral for, and/or then or at any time thereafter applied (after payment of any amounts payable to the Agent pursuant to Section 10 hereof) in whole or in part by the Agent against, all or any part of the Secured Obligations in such order as the Agent shall elect, consistent with the provisions of the Loan Agreement. Any surplus of such cash or Cash Proceeds held by the Agent (or its agent or designee) and remaining after the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of each Lender's Commitment and each of the Loan Documents, shall be paid over to whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct.

(d)   In the event that the proceeds of any such sale, collection or realization are insufficient to pay all amounts to which the Agent and the Lenders are legally entitled, the Grantors shall be jointly and severally liable for the deficiency, together with interest thereon at the highest rate specified in any applicable Loan Document for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs, expenses and other client charges of any attorneys employed by the Agent to collect such deficiency.

(e)   Each Grantor hereby acknowledges that if the Agent complies with any applicable requirements of law in connection with a disposition of the Collateral, such compliance will not adversely affect the commercial reasonableness of any sale or other disposition of the Collateral.

(f)   The Agent shall not be required to marshal any present or future collateral security (including, but not limited to, this Agreement and the Collateral) for, or other assurances of payment of, the Secured Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of the Agent's rights hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising. To the extent that any Grantor lawfully may, such Grantor hereby agrees that it will not invoke any law relating to the marshalling of collateral which might cause delay in or impede the enforcement of the Agent's rights under this Agreement or under any other instrument creating or evidencing any of the Secured Obligations or under which any of the Secured Obligations is outstanding or by which any of the Secured Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, each Grantor hereby irrevocably waives the benefits of all such laws.

(g)   Grantors irrevocably and unconditionally:

(i)   consent to the appointment of pre-judgment and/or post-judgment receivers with all of the same powers that would otherwise be available to the Grantors, including, but not limited to the power to (A) hold, manage, control or dispose of the

Collateral wherever located, (B) take any action with respect to the Collateral to the maximum extent permitted by law and (C) conduct a public or private sale of any or all of the Secured Parties' right, title and interest in and to such Collateral, including any disposition of the Collateral to the Agent in exchange for cancellation of all or a portion of the Obligations;

(ii)   consent that any such receiver can be appointed without a hearing or prior notice to the Grantors;

(iii)   agrees not to oppose or otherwise interfere (directly or indirectly) with any effort by Agent to seek the appointment of a receiver;

(iv)   waives any right to demand that a bond be posted in connection with the appointment of any such receiver; and

(v)   waives any right to appeal the entry of an order authorizing the appointment of a receiver.

Section 10   Indemnity and Expenses.

(a)   Each Grantor jointly and severally agrees to defend, protect, indemnify and hold harmless the Agent and each other Secured Party from and against any and all claims, losses, damages (excepting punitive, special or consequential damages), liabilities, obligations, penalties, fees, reasonable actual out of pocket costs and expenses (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by the Agent or such Secured Party to the extent that they arise out of or otherwise result from or relate to or are in connection with this Agreement (including, without limitation, enforcement of this Agreement), except claims, losses or liabilities resulting from the Agent's or such Secured Party's gross negligence or willful misconduct, as determined by a final judgment of a court of competent jurisdiction.

(b)   Each Grantor jointly and severally agrees to pay to the Agent upon demand the amount of any and all actual out of pocket costs and expenses, including the reasonable fees, costs, expenses and disbursements of counsel for the Agent and of any experts and agents (including, without limitation, any collateral trustee which may act as agent of the Agent), which the Agent may incur in connection with (i) the preparation, negotiation, execution, delivery, recordation, administration, amendment, waiver or other modification or termination of this Agreement, (ii) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any Collateral, (iii) the exercise or enforcement of any of the rights of the Agent hereunder, or (iv) the failure by any Grantor to perform or observe any of the provisions hereof.

Section 11   Notices, Etc.   All notices and other communications provided for hereunder shall be given in accordance with the notice provision of the Loan Agreement.

Section 12   Security Interest Absolute; Joint and Several Obligations.

(a)   All rights of the Secured Parties, all Liens and all obligations of each of the Grantors hereunder shall be absolute and unconditional irrespective of (i) any lack of validity or enforceability of the Loan Agreement or any other Loan Document, (ii) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Secured Obligations, or any other amendment or waiver of or consent to any departure from the Loan Agreement or any other Loan Document, (iii) any exchange or release of, or non-perfection of any Lien on any Collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Secured Obligations, or (iv) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any of the Grantors in respect of the Secured Obligations.   All authorizations and agencies contained herein with respect to any of the Collateral are irrevocable and powers coupled with an interest.

(b)   Each Grantor hereby waives, to the extent permitted by applicable law, (i) promptness and diligence, (ii) notice of acceptance and notice of the incurrence of any Obligation by any of the Borrowers, (iii) notice of any actions taken by the Agent, any Lender, any Guarantor or any other Person under any Loan Document or any other agreement, document or instrument relating thereto, (iv) all other notices, demands and protests, and all other formalities of every kind in connection with the enforcement of the Obligations, the omission of or delay in which, but for the provisions of this subsection (b), might constitute grounds for relieving such Grantor of any such Grantor's obligations hereunder and (v) any requirement that the Agent or any Lender protect, secure, perfect or insure any security interest or other lien on any property subject thereto or exhaust any right or take any action against any Grantor or any other Person or any collateral.

(c)   All of the obligations of the Grantors hereunder are joint and several. The Agent may, in its sole and absolute discretion, enforce the provisions hereof against any of the Grantors and shall not be required to proceed against all Grantors jointly or seek payment from the Grantors ratably. In addition, the Agent may, in its sole and absolute discretion, select the Collateral of any one or more of the Grantors for sale or application to the Secured Obligations, without regard to the ownership of such Collateral, and shall not be required to make such selection ratably from the Collateral owned by all of the Grantors. The release or discharge of any Grantor by the Agent shall not release or discharge any other Grantor from the obligations of such Person hereunder.

Section 13   Miscellaneous.

(a)   No amendment of any provision of this Agreement (including any Schedule attached hereto) shall be effective unless it is in writing and signed by each Grantor affected thereby and the Agent, and no waiver of any provision of this Agreement, and no consent to any departure by any Grantor therefrom, shall be effective unless it is in writing and signed by the Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b)   No failure on the part of the Secured Parties to exercise, and no delay in exercising, any right hereunder or under any other Loan Document shall operate as a waiver

thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Secured Parties provided herein and in the other Loan Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law. The rights of the Secured Parties under any Loan Document against any party thereto are not conditional or contingent on any attempt by such Person to exercise any of its rights under any other Loan Document against such party or against any other Person, including but not limited to, any Grantor.

(c)	This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect, subject to paragraph (e) below, until the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of each Lender's Commitment and each of the Loan Documents and (ii) be binding on each Grantor all other Persons who become bound as debtor to this Agreement in accordance with Section 9-203(d) of the UCC, and shall inure, together with all rights and remedies of the Secured Parties hereunder, to the benefit of the Secured Parties and their respective successors, transferees and assigns. Without limiting the generality of clause (ii) of the immediately preceding sentence, the Secured Parties may assign or otherwise transfer their respective rights and obligations under this Agreement and any other Loan Document to any other Person pursuant to the terms of the Loan Agreement, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to the Secured Parties herein or otherwise. Upon any such assignment or transfer, all references in this Agreement to any Secured Party shall mean the assignee of any such Secured Party. None of the rights or obligations of any Grantor hereunder may be assigned or otherwise transferred without the prior written consent of the Agent, and any such assignment or transfer shall be null and void.

(d)	Upon the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of each Lender's Commitment and each of the Loan Documents, (i) subject to paragraph (e) below, this Agreement and the security interests and licenses created hereby shall terminate and all rights to the Collateral shall revert to the Grantors and (ii) the Agent will, upon the Grantors' request and at the Grantors' expense, without any representation, warranty or recourse whatsoever, (A) return to the Grantors (or whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct) such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and (B) execute and deliver to the Grantors such documents as the Grantors shall reasonably request to evidence such termination.

(e)	This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against any Grantor for liquidation or reorganization, should any Grantor become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver or trustee be appointed for all or any significant part of any Grantor's assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment or performance of the Secured Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Secured Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made. In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the

Secured Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(f)   Upon the execution and delivery, or authentication, by any Person of a security agreement supplement in substantially the form of Exhibit C hereto (each a "**Security Agreement Supplement**"), (i) such Person shall be referred to as an "**Additional Grantor**" and shall be and become a Grantor, and each reference in this Agreement to "Grantor" shall also mean and be a reference to such Additional Grantor, and each reference in this Agreement and the other Loan Documents to "Collateral" shall also mean and be a reference to the Collateral of such Additional Grantor, and (ii) the supplemental Schedules I-XI attached to each Security Agreement Supplement shall be incorporated into and become a part of and supplement Schedules I-XI, respectively, hereto, and the Agent may attach such Schedules as supplements to such Schedules, and each reference to such Schedules shall mean and be a reference to such Schedules, as supplemented pursuant hereto.

(g)   **THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW AND EXCEPT TO THE EXTENT THAT THE VALIDITY AND PERFECTION OR THE PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST CREATED HEREBY, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE GOVERNED BY THE LAW OF A JURISDICTION OTHER THAN THE STATE OF ILLINOIS.**

(h)   **EACH GRANTOR HEREBY IRREVOCABLY CONSENTS TO AND WAIVES ANY RIGHT TO OBJECT TO OR OTHERWISE CONTEST THE APPOINTMENT OF A RECEIVER AFTER THE OCCURRENCE OF AN EVENT OF DEFAULT.   EACH GRANTOR (i) GRANTS SUCH WAIVER AND CONSENTS KNOWINGLY AFTER HAVING DISCUSSED THE IMPLICATIONS THEREOF WITH COUNSEL, (ii) ACKNOWLEDGES THAT (A) THE UNCONTESTED RIGHT TO HAVE A RECEIVER APPOINTED FOR THE FOREGOING PURPOSES IS CONSIDERED ESSENTIAL BY THE AGENT AND THE LENDERS IN CONNECTION WITH THE ENFORCEMENT OF THEIR RIGHTS AND REMEDIES HEREUNDER AND UNDER THE OTHER DOCUMENTS EXECUTED IN CONNECTION HEREWITH, AND (B) THE AVAILABILITY OF SUCH APPOINTMENT AS A REMEDY UNDER THE FOREGOING CIRCUMSTANCES WAS A MATERIAL FACTOR IN INDUCING THE AGENT AND LENDERS TO MAKE (AND COMMIT TO MAKE) THE LOANS TO THE BORROWERS, AND (iii) AGREES TO ENTER INTO ANY AND ALL STIPULATIONS IN ANY LEGAL ACTIONS, OR AGREEMENTS OR OTHER INSTRUMENTS IN CONNECTION WITH THE FOREGOING AND TO COOPERATE FULLY WITH THE AGENT OR LENDERS IN CONNECTION WITH THE ASSUMPTION AND EXERCISE OF CONTROL BY THE RECEIVER OVER ALL OR ANY PORTION OF THE COLLATERAL.**

(i)   In addition to and without limitation of any of the foregoing, this Agreement shall be deemed to be a Loan Document and shall otherwise be subject to all of terms and conditions contained in Sections 11.14 and 11.15 of the Loan Agreement, *mutatis mutandis*.

(j)   Each Grantor irrevocably and unconditionally waives any right it may have to claim or recover in any legal action, suit or proceeding with respect to this Agreement any special, exemplary, punitive or consequential damages.

(k)   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(l)   Section headings herein are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

(m)   This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which shall be deemed an original, but all of such counterparts taken together shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by facsimile or electronic mail shall be equally effective as delivery of an original executed counterpart.

Section 14   Intercreditor Agreement.

(a)   Notwithstanding anything herein to the contrary, the Liens granted to the Agent under this Agreement and the exercise of the rights and remedies of the Agent hereunder and under any other Loan Document are subject to the provisions of the Intercreditor Agreement. In the event of any conflict between the terms of the Intercreditor Agreement and this Agreement or any other Loan Document, the terms of the Intercreditor Agreement shall govern and control.

(b)   In accordance with the terms of the Intercreditor Agreement, all ABL Priority Collateral (as defined in the Intercreditor Agreement) delivered to, or placed under the control of the ABL Agent (as defined in the ABL Credit Agreement, the "Term Loan Agent") shall be held by, or maintained under the control of, the ABL Agent as gratuitous bailee for the Secured Parties solely for the purpose of perfecting the security interest granted under this Agreement. Notwithstanding anything herein to the contrary, prior to the Payment in Full (as defined in the Intercreditor Agreement) of the ABL Obligations (as defined in the Intercreditor Agreement), to the extent any Grantor is required hereunder to deliver ABL Priority Collateral to, or place under the control of, the Agent and is unable to do so as a result of having previously delivered such ABL Priority Collateral to the ABL Agent or having previously caused such ABL Priority Collateral to be placed under the control of the ABL Agent in accordance with the terms of the ABL Loan Documents, such Grantor's obligations hereunder with respect to such delivery or control shall be deemed satisfied by the delivery to the ABL Agent or causing it to have control thereof, acting as gratuitous bailee or agent of the Agent.

(c)   Furthermore, at all times prior to the Payment in Full of the ABL Obligations, the Agent is authorized by the parties hereto to effect transfers of ABL Priority Collateral at any time in its possession (and any "control" or similar agreements with respect to ABL Priority Collateral) to the ABL Agent for purposes of perfection.

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IN WITNESS WHEREOF, each Grantor and the Agent has caused this Agreement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.

GRANTORS:

IDC TECHNOLOGIES, INC.

By:_____
Name: Prateek Gattani
Title: President and Chief Executive Officer

LYNEER INVESTMENTS, LLC

By:_____
Name: Prateek Gattani
Title: Authorized Signatory

LYNEER HOLDINGS, INC.

By:_____
Name: Prateek Gattani
Title: Authorized Signatory

LYNEER STAFFING SOLUTIONS, LLC

By:_____
Name: Prateek Gattani
Title: Authorized Signatory

AGENT:

SPP CREDIT ADVISORS LLC,
as Agent

By: SPP Principal Investors II LLC, its
Manager

By: _____
     Name: Charles Kumble
     Title: Treasurer

EXHIBIT A

PLEDGE AMENDMENT

This Pledge Amendment, dated _____ __, ___, is delivered pursuant to Section 4 of the Pledge and Security Agreement referred to below. The undersigned hereby agrees that this Pledge Amendment may be attached to the Pledge and Security Agreement, dated August 31, 2021, as it may heretofore have been or hereafter may be amended, restated, supplemented, modified or otherwise changed from time to time (the "**Security Agreement**") and that the promissory notes or shares listed on this Pledge Amendment shall be hereby pledged and assigned to the Agent and become part of the Pledged Interests referred to in such Pledge Agreement and shall secure all of the Secured Obligations referred to in such Security Agreement.

Pledged Debt			
Grantor	Name of Maker	Description	Principal Amount Outstanding as of

Pledged Shares					
Grantor	Name of Pledged Issuer	Number of Shares	Percentage of Outstanding Shares	Class	Certificate Number

[GRANTOR]

By:_____
    Name:
    Title:

SPP CREDIT ADVISORS LLC,
as the Agent

By:_____
    Name:
    Title:

EXHIBIT B

GRANT OF A SECURITY INTEREST --[TRADEMARKS] [PATENTS] [COPYRIGHTS]

This [Trademark][Copyright][Patent] Security Agreement (this "**[Trademark][Copyright][Patent] Security Agreement**") is made as of _____, 20__, by _____ ("**Grantor**"), in favor of SPP CREDIT ADVISORS LLC, in its capacity as agent for itself and the other Secured Parties (together with its successors and assigns in such capacity, "**Grantee**").

WHEREAS, the Grantor [has adopted, used and is using, and holds all right, title and interest in and to, the trademarks and service marks listed on the attached <u>Schedule A</u>, which trademarks and service marks are registered or applied for in the United States Patent and Trademark Office (the "**Trademarks**")] [holds all right, title and interest in the letter patents, design patents and utility patents listed on the attached Schedule A, which patents are issued or applied for in the United States Patent and Trademark Office (the "**Patents**")] [holds all right, title and interest in the copyrights listed on the attached <u>Schedule A</u>, which copyrights are registered in the United States Copyright Office (the "**Copyrights**")];

WHEREAS, the Grantor has entered into a Pledge and Security Agreement, dated August 31, 2021 (as amended, restated, supplemented, modified or otherwise changed from time to time, the "**Security Agreement**"), in favor of Grantee; and

WHEREAS, pursuant to the Security Agreement, the Grantor has granted to the Grantee for the benefit of the Secured Parties (as defined in the Security Agreement), a continuing security interest in all right, title and interest of the Grantor in, to and under the [Trademarks, together with, among other things, the goodwill of the business symbolized by the Trademarks] [Patents] [Copyrights] and the applications and registrations thereof, and all proceeds thereof, including, without limitation, any and all causes of action which may exist by reason of infringement thereof and any and all damages arising from past, present and future violations thereof (the "**Collateral**"), to secure the payment, performance and observance of the Secured Obligations (as defined in the Security Agreement).

NOW, THEREFORE, as collateral security for the payment, performance and observance of all of the Secured Obligations, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor does hereby grant to the Grantee and grant to the Grantee for the benefit of the Secured Parties, a continuing security interest in the Collateral to secure the prompt payment, performance and observance of the Secured Obligations.

All capitalized terms used but not otherwise defined herein have the meanings given to them in the Security Agreement.

The Grantor does hereby further acknowledge and affirm that the rights and remedies of the Grantee with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are hereby incorporated herein by reference as if fully set forth herein.

This [Trademark][Patent][Copyright] Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart by facsimile or electronic mail shall be equally effective as delivery of an original executed counterpart.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Grantor has caused this [Trademark][Copyright][Patent] Security Agreement to be duly executed by its officer thereunto duly authorized as of the date first set forth above.

[GRANTOR]

By:_____
    Name:
    Title:

SCHEDULE A TO GRANT OF A SECURITY INTEREST

[Trademark Registrations and Applications]

[Patents and Patent Applications]

[Copyright Registrations and Applications]

EXHIBIT C

FORM OF SECURITY AGREEMENT SUPPLEMENT

[Date of Security Agreement Supplement]

SPP Credit Advisors LLC, as Agent

_____

_____

Ladies and Gentlemen:

Reference hereby is made to (i) the Loan Agreement, dated as of August 31, 2021 (such agreement, as amended, restated, supplemented, modified or otherwise changed from time to time, including any replacement agreement therefor, being hereinafter referred to as the "**Loan Agreement**") each entity listed as a "**Borrower**" on the signature pages thereto (together each other Person that executes a joinder agreement and becomes a "Borrower" thereunder, each a "**Borrower**" and collectively, the "**Borrowers**"), each entity listed as a "Guarantor" on the signature pages thereto (together and each other Person that executes a joinder agreement and becomes a "**Guarantor**" thereunder or otherwise guaranties all or any part of the Obligations (as defined therein), each a "**Guarantor**" and collectively, the "**Guarantors**"), the lenders from time to time party thereto (each a "**Lender**" and collectively, the "**Lenders**"), SPP Credit Advisors LLC ("**SPP**"), as agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, the "**Agent**") and (ii) the Pledge and Security Agreement, dated as of August 31, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the "**Security Agreement**"), made by the Grantors from time to time party thereto in favor of the Agent. Capitalized terms defined in the Loan Agreement or the Security Agreement and not otherwise defined herein are used herein as defined in the Loan Agreement or the Security Agreement.

Section 1.   Grant of Security. The undersigned hereby grants to the Agent, for the ratable benefit of the Secured Parties, a security interest in, all of its right, title and interest in and to all of the Collateral (as defined in the Security Agreement) of the undersigned, whether now owned or hereafter acquired by the undersigned, wherever located and whether now or hereafter existing or arising, including, without limitation, the property and assets of the undersigned set forth on the attached supplemental schedules to the Schedules to the Security Agreement.

Section 2.   Security for Obligations. The grant of a security interest in the Collateral by the undersigned under this Security Agreement Supplement and the Security Agreement secures the payment of all Secured Obligations of the undersigned now or hereafter existing under or in respect of the Loan Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise. Without limiting the generality of the foregoing, each of this Security Agreement Supplement and the Security Agreement secures the payment of all amounts that constitute part of the Secured Obligations and that would be owed by the undersigned to the Agent or any Secured Party under the Loan

Exhibit C
Page 1

Documents but for the fact that such Secured Obligations are unenforceable or not allowable due to the existence of a bankruptcy, reorganization or similar proceeding involving a Grantor.

Section 3. <u>Supplements to Security Agreement Schedules</u>. The undersigned has attached hereto supplemental <u>Schedules I</u> through <u>XI</u> to Schedules I through XI, respectively, to the Security Agreement, and the undersigned hereby certifies, as of the date first above written, that such supplemental Schedules have been prepared by the undersigned in substantially the form of the equivalent Schedules to the Security Agreement, and such supplemental Schedules include all of the information required to be scheduled to the Security Agreement and do not omit to state any information material thereto.

Section 4. <u>Representations and Warranties</u>. The undersigned hereby makes each representation and warranty set forth in Section 5 of the Security Agreement (as supplemented by the attached supplemental Schedules) to the same extent as each other Grantor.

Section 5. <u>Obligations Under the Security Agreement</u>. The undersigned hereby agrees, as of the date first above written, to be bound as a Grantor by all of the terms and provisions of the Security Agreement to the same extent as each of the other Grantors. The undersigned further agrees, as of the date first above written, that each reference in the Security Agreement to an "Additional Grantor" or a "Grantor" shall also mean and be a reference to the undersigned.

Section 6. <u>Governing Law</u>. This Security Agreement Supplement shall be governed by, and construed in accordance with, the laws of the State of Illinois.

Section 7. <u>Loan Document</u>. In addition to and without limitation of any of the foregoing, this Security Agreement Supplement shall be deemed to be a Loan Document and shall otherwise be subject to all of terms and conditions contained in Sections 11.14 and 11.15 of the Loan Agreement, *mutatis mutandis*.

Very truly yours,

[NAME OF ADDITIONAL LOAN PARTY]

By:_____
    Name:
    Title:

Exhibit C
Page 2

Acknowledged and Agreed:
SPP CREDIT ADVISORS LLC,
as Agent

By:_____
    Name:
    Title:

Exhibit C
Page 3

LEGAL NAMES; ORGANIZATIONAL IDENTIFICATION NUMBERS; STATES OR JURISDICTIONS OF ORGANIZATION

I. Name	II. Jurisdiction of Formation/ Form of Equity	III. EIN	IV. Address of Chief Executive Office
Lyneer Investments, LLC	Delaware/LLC	82-4021879	1011 Whitehead Road Ext, Ewing, NJ 08638
Lyneer Holdings, Inc.	Delaware/C-Corporation	82-4034693	1011 Whitehead Road Ext, Ewing, NJ 08638
Lyneer Staffing Solutions, LLC	Delaware/LLC	82-4024477	1011 Whitehead Road Ext, Ewing, NJ 08638
IDC Technologies, Inc.	California/Corporation	37-1467839	920 Hillview Ct, Suite 250 Milpitas, CA 95035

SCHEDULE II

COPYRIGHTS

None.

SCHEDULE III

LICENSES

1. Erecruit Holdings, LLC ("Erecruit") (all underlying agreements with Erecruit, collectively, the "Erecruit Agreements")

   a. Master Services Agreement, dated as of December 20, 2018, by and between, Erecruit and Lyneer Staffing Solutions, LLC, as amended by that certain Amendment No. 1, dated as of December 20, 2018

   b. Subscription Agreement (eStaff365), dated as of December 20, 2018, by and between, Erecruit and Lyneer Staffing Solutions, LLC

   c. Subscription Software License Agreement, dated as of December 21, 2018, by and between, Erecruit and Lyneer Staffing Solutions, LLC

   d. Statement of Work, dated as of December 5, 2018, by and between, Erecruit and Lyneer Staffing Solutions, LLC

   e. Subscription Agreement (Tempbuddy), dated as of December 20, 2018, by and between, Erecruit and Lyneer Staffing Solutions, LLC

   f. Subscription Agreement (Experience RM), dated as of December 21, 2018, by and between, Erecruit and Lyneer Staffing Solutions, LLC

SCHEDULE IV

PATENTS

None.

SCHEDULE V

TRADEMARKS AND TRADENAMES

Mark	Registration Number	Registration/Application Date	Record Owner
ENDURIX	4939482	April 19, 2016	Lyneer Staffing Solutions, LLC
LYNEER STAFFING SOLUTIONS	4505850	April 1, 2014	Lyneer Staffing Solutions, LLC
LYNEER	4502173	March 25, 2014	Lyneer Staffing Solutions, LLC
LYNEER INTERNATIONAL	4492068	March 4, 2014	Lyneer Staffing Solutions, LLC

SCHEDULE VI

LOCATIONS OF GRANTORS

<u>LOCATION</u>   Description of Location (state if Location (i) contains Equipment, Fixtures, Inventory or other Goods (ii) is chief place of business and chief executive office, or (iii) contains Records concerning Accounts and originals of Chattel Paper)

The Corporate Office for Lyneer Staffing Solutions, Lyneer Holdings and Lyneer Investments is located at 1011 Whitehead Rd. Ext., Ewing, NJ 08638 (the "<u>Chief Place of Business</u>"). Records and original Chattel Paper are located at the Chief Place of Business.

The Corporate Office for IDC Technologies, Inc. is located at 920 Hillview Ct, Suite 250 Milpitas, CA 95035 (the "<u>Chief Place of Business</u>"). Records and original Chattel Paper are located at the Chief Place of Business.

SCHEDULE VII

DEPOSIT ACCOUNTS, SECURITIES ACCOUNTS AND COMMODITIES ACCOUNTS

Bank	ABA	Account #	Account Name	Address	Type/Use
Sterling National Bank	221970443	6700392823	Lyneer Investments, LLC	1011 Whitehead Road Ext, Ewing, NJ 08638	Operating Account
Sterling National Bank	221970443	6700392786	Lyneer Holdings, Inc.	1011 Whitehead Road Ext, Ewing, NJ 08638	Operating Account
Sterling National Bank	221970443	6700392815	Lyneer Staffing Solutions LLC	1011 Whitehead Road Ext, Ewing, NJ 08638	Operating Account
Sterling National Bank	221970443	6700392807	Lyneer Staffing Solutions LLC for	1011 Whitehead Road Ext, Ewing, NJ 08638	ACA Benefits
Sterling National Bank	221970443	6700392794	Lyneer Staffing Solutions LLC	1011 Whitehead Road Ext, Ewing, NJ 08638	Blocked Account
Bank of the West	121100782	062013784	IDC Technologies, Inc.	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Operations Account
Bank of the West	121100782	062013792	IDC Technologies, Inc.	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Deposit Account

Bridge Bank	121143260	5501344559	IDC Technologies, Inc.	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Operating Account
Bridge Bank	121143260	0102187986	IDC Technologies, Inc.	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Cash Collateral Account
Western Alliance Bank	122105980	8985984048	IDC Technologies, Inc.	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Escrow Account
Bank of the West	121100782	67920777	IDC Technologies, Inc.	920 Hillview Ct, Suite 250 Milpitas, CA 95035	Pledge Account

SCHEDULE VIII

UCC FINANCING STATEMENTS

UCC Financing Statements have been filed in the jurisdictions below against the Grantors:

Name of Grantor	Secretary of State
Lyneer Staffing Solutions, LLC	Delaware
Lyneer Staffing Solutions, LLC	Delaware
Lyneer Holdings. Inc.	Delaware
IDC Technologies, Inc.	California

SCHEDULE IX

COMMERCIAL TORT CLAIMS

None.

SCHEDULE X

PLEDGED DEBT

Grantor	Name of Maker	Description	Principal Amount Outstanding as of

None.

SCHEDULE XI

PLEDGED SHARES

One Hundred Percent (100%) of the issued and outstanding equity of Lyneer Holdings, Inc. (held by Lyneer Investments, LLC)

One Hundred Percent (100%) of the issued and outstanding equity of Lyneer Staffing Solutions, LLC (held by Lyneer Holdings Inc.)

Ninety Percent (90%) of the issued and outstanding equity of Lyneer Investments, LLC (held by IDC Technologies, Inc.)

One Hundred Percent (100%) of the issued and outstanding equity of IDC Technologies, Inc. (held by Prateek Gattani)

Sixty-six Percent (66%) of the issued and outstanding equity of IDC Technologies (Canada) Inc (held by IDC Technologies, Inc.)

Sixty-six Percent (66%) of the issued and outstanding equity of IDC Technologies (Mexico) SA DE CV (held by IDC Technologies, Inc.)